TERYL RESOURCES CORP.

January 21, 2008

H. Roger Schwall, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549-7010

Re:	Teryl Resources Corp. (the “Company”)
Form 20-F – Amendment No. 2
Filed December 12, 2007
File No. 000-31076

Dear Mr. Schwall:

This letter responds to your letter dated January 11, 2008, commenting on the Company’s response letter and Form 20-F, amendment number 2, registration statement and annual report for the fiscal year ended May 31, 2007. We enclose one complete blacklined copy of the 20-F/A Amendment No. 3, marked to show revisions from the 20-F/A Amendment No. 2 previously filed on December 12, 2007. Please note that the current Amendment No. 3, (herein referred to as “20-F/A”) as filed on EDGAR, incorporates the most recent revisions so that “blacklined” changes, which appear in the paper copy attached hereto, have been accepted, and the filed Amendment No. 3 is a clean copy. The item numbers in this response correspond to the numbered comments in your letter of January 11, 2008; the page references to the 20-F are to the page numbers in the amended 20-F filed on December 12, 2007, except where otherwise noted. We have made every effort to thoroughly respond to your comments, and we are optimistic that once these changes have been accepted by the SEC, that the SEC will have no further comments and issue a letter to the Company stating the same.

Risk Factors, page 11

Uncertainties and Risks Related to Common Shares, page 15

Our directors and officers collectively own…, page 16

1. In Item 3.D. Risk Factors, Uncertainties and Risks Relating to Common Shares, beginning on page 15 of our 20-F/A, we have revised the caption on page 16 expanding the description of the risk relating to the number of common shares owned by our directors and officers to better indicate the risk described in the text for this heading.

240 – 11780 Hammersmith Way, Richmond, B.C. V7A 5E9
Phone: 604-278-5996 Fax: 604-278-3409

H. Roger Schwall

January 21, 2008

Item 4. Information on the Company, page 17.

D. Property, Plant and Equipment, page 22

Mineral Properties, page 22

Gil Property, page 22.

Exploration and Development during the past 3 years, page 25.

2. We have amended our disclosure to clarify and reconcile inconsistencies with the exploration and development work on the Gil Property during 2005, 2006 and 2007, and provide the following clarification.

No expenditures or annual exploration expenses were incurred by the Company during the May, 2007 year-end because, Kinross Gold USA Inc., as the operator of the claim, determines whether exploration work will occur from year to year, and Kinross did not provide us with a formal 2007 Budget and work program for 2007. However, during 2007, Kinross’ exploration plans focused primarily on re-evaluating the current ore resource associated with the Gil project. Annually, Kinross re-runs the model on the drill hole data. The focus of the 2007 activities was to generate a more detailed geologic model that took into account all available data to include the geophysical surveys. This would assist Kinross in future drilling and evaluation of the property. The 2008 Budget will incorporate the results of Kinross’ 2007 activities.

Kinross has advised it is in the process of preparing a 2008 Budget. As a result, we can anticipate further cash calls to be made during the 2008 year pending receipt of the 2008 Budget report from Kinross. As at the date of filing this response and our Amendment No. 3, we have not received the 2008 Budget from Kinross.

3. We have updated, amended and clarified all disclosure in this section regarding the continuity of proposed work, actual work and results therefrom during fiscal 2005 to the end of fiscal 2007.

Item 5. Operating and Financial Review and Prospects, page 44

B. Liquidity and Capital Resources, page 47

4. We have expanded our disclosure to explain the reasons for believing our statement, "We anticipate that our cash requirements for the fiscal year ending May 3 1, 2008 will remain consistent with those for the fiscal year ended May 31, 2007", and we have also added disclosure regarding our material plans for spending cash in the upcoming fiscal year, to the extent presently known.

TERYL RESOURCES CORP.
240 – 11780 Hammersmith Way, Richmond, B.C. V7A 5E9
Phone: 604-278-5996 Fax: 604-278-3409

H. Roger Schwall

January 21, 2008

Note 14. Differences Between Canadian and United States Generally Accepted Accounting Principles

5. Note 14 of the consolidated financial statements for the year ended May 31, 2007 has been revised to disclose the correction of the error for all applicable periods in accordance with paragraph 26 of SFAS 154. The US GAAP consolidated balance sheets and US GAAP consolidated statements of operations and deficit have been restated, and labeled as such, for all the applicable periods. The disclosure in Note 14 explains the revisions for all applicable periods and includes the information as previously filed and the revised amounts.

Closing Comments

As requested, the following is a statement from the Company acknowledging the following:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition to filing this letter, we are concurrently filing a 20-F/A Amendment No. 3, and will provide you with a blacklined copy of the amendment to expedite your review.

I would appreciate it if you would please contact our legal assistant, Suzanne Gradl at 604-448-8834 if you have any questions.

Very truly yours,

TERYL RESOURCES CORP.

/s/ John Robertson
John Robertson
President

cc:	J. Cannarella, SEC
M. Wojciechowski, SEC
G. Schuler, SEC
R. Winfrey, SEC
L. Nicholson, SEC

TERYL RESOURCES CORP.
240 – 11780 Hammersmith Way, Richmond, B.C. V7A 5E9
Phone: 604-278-5996 Fax: 604-278-3409